UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14862Q100

(CUSIP Number)

Wendy Boufford

Assistant General Counsel

c/o SAP Labs

3410 Hillview Avenue

Palo Alto, California 94304

+1 650 849 4000 (Tel)

+1 650 843 2041 (Fax)

With a copy to:

Eric Shube

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q100

1.	Names of Reporting Persons SAP SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,846,425

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,846,425

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,425

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 80,731,913 Shares outstanding as of October 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2017 for the quarterly period ended September 30, 2017.

CUSIP No. 14862Q100

1.	Names of Reporting Persons SAP Technologies, Inc. I.R.S. Identification Nos. of above persons (entities only). 27-3512529

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,846,425

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,846,425

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,425

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 80,731,913 Shares outstanding as of October 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2017 for the quarterly period ended September 30, 2017.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2016 (the “Original Schedule 13D”, as amended and supplemented by Amendment No. 1 filed with the SEC on April 28, 2017, the “Schedule 13D”) by SAP Technologies, Inc. (“SAP Technologies”) and SAP SE (collectively, with SAP Technologies, the “Reporting Persons”), relating to the Class B common stock, par value $0.0001 per share (the “Shares”), of Castlight Health, Inc. (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Except as set forth below, all Items of the Schedule 13D remain unchanged.

This Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the Shares.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end of Item 4:

Because the Issuer and SAP Technologies (or one of its affiliates) have not entered into the SolEx Agreement, the Warrant has expired and cannot be exercised.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following:

(a) and (b). As of January 24, 2018, SAP Technologies owns 3,846,425 Shares, which represent approximately 4.8% of the outstanding Shares. This calculation is based on 80,731,913 Shares outstanding as of October 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2017 for the quarterly period ended September 30, 2017. As of November 6, 2017, SAP Technologies owned 4,746,151 Shares, which represented approximately 5.9% of the outstanding Shares based on 80,731,913 Shares outstanding as of October 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2017 for the quarterly period ended September 30, 2017. As of August 4, 2016, SAP Technologies owned 4,762,658 Shares, which represented approximately 9.9% of the outstanding Shares based on 48,300,276 Shares outstanding as of August 4, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016 for the quarterly period ended June 30, 2016.

Item 5 of the Schedule 13D is hereby amended by replacing the third, fourth and fifth paragraphs thereof with the following:

On the Closing Date, SAP Technologies also obtained the right to acquire the Warrant Shares pursuant to the terms of the Warrant.  The Warrant Shares represented approximately 4.5% of the Shares outstanding as of May 6, 2016.  Vesting of the Warrant was subject to entry by the Issuer and SAP Technologies (or one of its affiliates) into the SolEx Agreement in accordance with the terms specified in the Warrant.  Because the Issuer and SAP Technologies (or one of its affiliates) have not entered into the SolEx Agreement, the Warrant has expired and cannot be exercised. The Reporting Persons are not beneficial owners of the Warrant Shares and hereby disclaim beneficial ownership of the Warrant Shares.

As of January 24, 2018, SAP Technologies is only the record holder of 3,846,425 Shares and neither of the Reporting Persons has the right to acquire any additional Shares, other than as described in this Item 5 and in Item 4 above. As of the date of this Schedule 13D, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto is the beneficial owner of any Shares.

(c) Exhibit 99.2, which is filed herewith and incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Shares that were effected by the Reporting Persons since the filing of the Schedule 13D. Except as set forth in Exhibit 99.2, no reportable transactions were effected by any Reporting Person within the past 60 days.

Item 5 of the Schedule 13D is hereby amended by replacing the seventh paragraph thereof with the following:

(e) As of January 17, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing the second paragraph thereof with the following:

Other than the Distribution Agreement entered into between the Issuer and an affiliate of SAP Technologies in August 2016 and the joint filing agreement described below, and other than the transactions contemplated by the Securities Purchase Agreement as described in Items 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among each Reporting Person and any other person or entity, including the persons listed in Schedule A hereto, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Persons have entered into an agreement with respect to the joint filing on behalf of each of them of statements on the Schedule 13D with respect to the securities of the Issuer, a copy of which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end of Item 7:

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of January 25, 2018, by and among SAP SE and SAP Technologies, Inc.

99.2	Trading data

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of January 25, 2018 that the information set forth in this statement is true, complete and correct.

SAP SE

By:	/s/ Luka Mucic
Name:	Luka Mucic
Title:	Chief Financial Officer

By:	/s/ Michael Ploetner
Name:	Michael Ploetner
Title:	Prokurist

SAP Technologies, Inc.

By:	/s/ Brad C. Brubaker
Name:	Brad C. Brubaker
Title:	Corporate Secretary

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Securities Purchase Agreement, dated as of May 16, 2016, between Castlight Health, Inc. and SAP Technologies, Inc.*

2.2	Warrant issued by Castlight Health, Inc., dated as of May 17, 2016*

2.3	Amendment No. 1 to Warrant, made and entered into as of April 24, 2017, by and among SAP Technologies, Inc. and Castlight Health, Inc.*

99.1	Joint Filing Agreement, dated as of January 25, 2018, between SAP SE and SAP Technologies, Inc.

99.2	Trading data

* Previously filed